Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Condensed Interim Financial Statements (Unaudited) for the

Six months ended June 30, 2017

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the condensed interim unaudited financial statements for the six months ended June 30, 2017 and 2016 and the notes thereto, and the audited consolidated financial statements and notes thereto for the years ended December 31, 2016 and 2015. The condensed interim unaudited financial statements and the notes thereto for the six months ended June 30, 2017 and 2016 have not been reviewed by the Company’s auditors.

The condensed interim unaudited financial statements, including comparatives, have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s condensed interim unaudited financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at August 2, 2017.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements may include, among others, statements regarding future plans, costs, projections, objectives, economic performance, or the assumptions underlying any of the foregoing. In this MD&A, words such as “may”, “would”, “could”, “will”, “likely”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “hopeful”, “objective”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “optimistic” and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of significant risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements in this MD&A as the plans, assumptions, intentions, estimations, projections, expectations or factors upon which they are based might vary or might not occur. The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and are subject to change after such date. The Company undertakes no obligation to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Description of Business

The Company is a junior mineral exploration company.

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The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

Results of Operations

Effective July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. (“37 Capital”) and consolidated its share capital on the basis of six (6) old High 5 common shares for one (1) new 37 Capital common share. The common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, BC V6E 4N7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received by the Company. As of the date of this MD&A, the Company does not expect to recover its investment in the Mexican gaming company.

For the six months ended June 30, 2017:-

•	The Company’s operating expenses were $108,692 as compared to $155,434 for the corresponding period in 2016. The decrease in the Company’s operating expenses during the six months ended June 30, 2017 was mainly due to the termination of the management services agreement.

•	The Company recorded a net loss and comprehensive loss of $108,692 as compared to a net loss and comprehensive loss of $155,434 during the corresponding period in 2016.

•	The basic and diluted loss per common share was $0.05 as compared to a basic and diluted loss per common share of $ 0.08 during the corresponding period in 2016.
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•	The Company’s total assets were $6,121 as compared to $25,125 during the corresponding period in 2016 (December 31, 2016: $5,922).

•	The Company had a working capital deficiency of $1,272,799 as compared to a working capital deficiency of $971,578 during the corresponding period in 2016 (December 31, 2016: working capital deficiency of $1,164,107).

The Company is presently not a party to any legal proceedings whatsoever.

Plan of Arrangement

On February 26, 2015, the Company incorporated two wholly-owned private British Columbia subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with 27 Red and 4 Touchdowns.

In respect to the Plan of Arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received the final court approval for the Plan of Arrangement.

At the Company’s annual and special meeting which was held on June 4, 2015, the Company’s shareholders passed all the resolutions presented including the re-election of the board of directors, re-appointment of the Company’s auditor, approval of the Company’s stock option plan, and the proposed Plan of Arrangement with 27 Red and 4 Touchdowns.

The Company completed the Plan of Arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note is non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note is non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

In connection with the above transaction, the Company recorded the amount of $82,709 as payable to related parties, 27 Red and 4 Touchdowns.

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As of the date of this MD&A, both 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2) have not started conducting any business, and are seeking business opportunities to get involved in. A copy of the Arrangement Agreement is available on SEDAR.

During 2016, the Company tried to raise up to $1,125,000 by issuing up to 15,000,000 Units at $0.075 per Unit by way of a non-brokered private placement financing, however the Company was unsuccessful in its endeavours.

On August 23, 2016, Mr. Neil Spellman of Carlsbad, California, joined the Board of Directors of the Company.

At the Company’s annual general meeting which was held on December 9, 2016, the Company’s shareholders passed all the resolutions presented including the re-election of the board of directors, re-appointment of the Company’s auditor and approval of the Company’s stock option plan.

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax is (604) 689-2778. The former Auditors of the Company were Smythe LLP, Chartered Professional Accountants, 7th floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. The telefax number is (604) 688-4675.

On January 13, 2017, a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP. On February 21, 2017, an Assignment of Debt Agreement was entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and JAMCO Capital Partners Inc. (“JAMCO”) whereby the outstanding debt in the amount of $53,024.40 was assigned to JAMCO. The Company has acknowledged this assignment to JAMCO and has agreed to adjust the Company’s financial accounts and records to reflect this assignment. JAMCO is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company has been discontinued.

Effective as of April 1, 2017, Mr. Bedo H. Kalpakian has stepped down as the Company’s President, CEO & CFO and remains as a director of the Company. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jacob H. Kalpakian has become the President & CEO of the Company, and Mr. Neil Spellman has become the CFO of the Company.

Mineral Properties

1.                   Extra High Property

As at the date of this MD&A, the Company holds 33% interest and Colt Resources Inc. (“Colt”) holds 67% interest in the Extra High Property. Colt is the operator of the Extra High Property. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR. The Extra High Property is subject to a 1.5% net smelter returns royalty to a third party, 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the third party.

Neither the Company nor the operator of the Extra High Property has incurred any significant exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year ended 2011, the Company has recognized an impairment provision of $151,339 to reduce the carrying amount to $1. The Company did not incur any expenditures on the Extra High Property during the years 2015 and 2014, however during 2016 the Company transferred from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $4,096 to Colt’s PAC account to enable Colt to use the credits towards assessment filing on the Extra High Property.

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On March 31, 2016, the Company together with Colt have extended to December 25, 2019 the expiry date of certain mineral claims totalling 650 hectares which comprise the Extra High Property. During 2016, the Company together with Colt have abandoned a total of 427 hectares of mineral claims which were previously part of the Extra High Property. A 2016 Assessment Report on Preliminary Metallurgical Testing on the Extra High Property was prepared by J.W. Murton on May 20, 2016 on behalf of Colt.

2.       Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases. In the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

Second Quarter (June 30, 2017)

During the three months [second quarter] period ended June 30, 2017:

·	The Company had a net loss and comprehensive loss of $51,347 or $0.02 per share as compared to a net loss and comprehensive loss of $69,014 or $0.03 per share during the same three month [second quarter] ended June 30, 2016.

·	The Company’s Operating costs were $51,347 as compared to $69,014 for the same period in 2016. The main item which contributed to the decrease in Operating costs was the termination of the management fees.

Summary of Quarterly Results

For the Quarterly Periods ended:	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(51,347)	(57,345)	(142,396)	(50,133)
Loss per common share	(0.02)	(0.03)	(0.07)	(0.02)

For the Quarterly Periods ended:	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(69,014)	(86,420)	(90,042)	(70,172)
Loss per common share	(0.03)	(0.04)	(0.08)	(0.07)

The Company’s business is not of a seasonal nature.

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Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities:-.

  The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth.

  There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

  Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

  Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

  The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose its investment in the Company’s interest in the Extra High Property.

  Due to the current difficult market conditions for junior mineral exploration companies, the Company may not be able to raise sufficient funds to meet its ongoing obligations.

  The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances whatsoever that sufficient funding can be available for the Company to continue its operations uninterruptedly.

  In respect to the Company’s investment in the Mexican gaming company, there are no assurances whatsoever that in the future the Company can recover its investment or that the Company can receive any royalty revenues.

  The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.

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Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2017, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at June 30, 2017:-

•	the Company’s total assets were $6,121 as compared to $25,125 for the corresponding period in 2016 (December 31, 2016: $5,922).

•	the Company’s total liabilities were $1,278,918 as compared to $996,701 for the corresponding period in 2016 (December 31, 2016: $1,170,027).

•	the Company had cheques issued in excess of funds on deposit of $194 as compared to cash in the amount of $1,601 for the corresponding period in 2016 (December 31, 2016: cash in the amount of $1,312).

•	the Company had GST/HST receivable in the amount of $6,313 as compared to $3,522 for corresponding period in 2016 (December 31, 2016: $4,608).

Private Placement Financing

On January 4, 2016 the Company closed the first and last tranche of the non-brokered private placement which was announced on July 31, 2015 and the Company issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.135 per common share until January 4, 2021. All securities issued in connection with this financing included a hold period in accordance with applicable securities law. A director of the Company and a family member subscribed to this non-brokered private placement.

There were no share financings during the year ended December 31, 2015.

Warrants

As at June 30, 2017, a total of 1,033,333 warrants with a weighted average exercise price of $0.14 per warrant share were outstanding.

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If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Loan 2016

The Company has borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 is non-interest bearing, unsecured and is payable on demand.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements from a non-brokered private placement financing which was announced on July 31, 2015 from three subscribers totalling $45,000. The Company has refunded $35,000 to two subscribers. The refundable subscription of $10,000 is included in Accounts Payable.

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

As of June 30, 2017, the two convertible debentures are in default; however, the Company has not been served with a default notice.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

Pursuant to the financing, the Company has made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitles the holder to purchase one additional common share of the Company at a price of $1.50 per share until July 23, 2018. The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

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On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As of June 30, 2017, two of the convertible debentures are in default, however, the Company has not been served with a default notice.

Stock Options

As at June 30, 2017, there were no outstanding stock options (December 31, 2016 - Nil)

Significant Accounting Policies

The Condensed Interim Unaudited Financial Statements for the six months ended June 30, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Condensed Interim Unaudited Financial Statements for the six months ended June 30, 2017.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Jackpot Digital Inc. (“Jackpot”), a company related by certain common key management personnel. The Company previously shared office space and certain employees with Green Arrow Resources Inc. (“Green Arrow”) up to November 30, 2016.

The Company together with Jackpot and Green Arrow had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one year period which was extended until July 31, 2016. The office lease agreement has been further extended for a period of one year until July 31, 2017. Under the office lease agreement, the three companies were required to pay a monthly base rent of $7,194 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot. As of December 1, 2016, Green Arrow is no longer required or obligated to pay its proportionate share of the office rent.

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During April 2017, the Company together with Jackpot have entered into an office lease agreement with an arm’s length party (the “Lease”). The Lease has a three-year term with a commencement date of August 1, 2017. The annual basic rent shall be $121,396 plus estimated annual operating costs of approximately $88,000. The Company’s share of the office basic rent and operating costs shall be $28,800 plus applicable taxes per annum.

The amounts due to related parties are unsecured, payable on demand and consist of the following:

	June 30, 2017	December 31, 2016
Advances from directors (interest at prime plus 1%)	$102,097	$45,505
Entities controlled by directors (non-interest-bearing)	404,781	377,143
	$506,878	$422,648

Included in convertible debentures is $332,089 (December 31, 2016 - $317,089) owing to the Chief Executive Officer and a director of the Company.

During the six months ended June 30, the following amounts were charged by related parties.

	2017	2016
Interest charged on amounts due to related parties	$2,221	$240
Rent charged by entities with common directors	14,227	14,043
Office expenses charged by, and other expenses paid on behalf of the Company by, an entity with common directors	42,720	42,964
	$59,168	$57,247

Effective as of August 1, 2016, the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company was terminated by mutual consent. The remuneration of directors and key management personnel during the six months ended June 30, 2017 is $nil (June 30, 2016 - $30,000).

On April 25, 2017, the Company made a payment to Green Arrow in the amount of $27,227 which was included in Due to related parties as of December 31, 2016.

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors. As of the date of this MD&A, the Company has not repaid to the two directors the Principal amount of $250,000 together with the accrued interest. As of June 30, 2017, the convertible debentures are in default, however, the Company has not been served with a default notice.

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On January 4, 2016, a director of the Company and a family member acquired 1,000,000 units of the Company at the price of $0.10 per unit. For further particulars please see Liquidity and Capital Resources of this MD&A.

The Company has an agreement for office support services with Jackpot. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires on April 30, 2018. The agreement can be terminated by either party upon giving three months’ written notice.

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, is the President & CEO of the Company, and the Chairman and CFO of Jackpot namely Bedo H. Kalpakian, is a director of the Company. Furthermore, Neil Spellman is a director of Jackpot and is the CFO and a director of the Company, and Gregory T. McFarlane is a director of Jackpot and is also a director of the Company.

Green Arrow is related to the Company by virtue of the fact that Green Arrow’s CEO and President, namely Jacob H. Kalpakian, is the President & CEO of the Company, and a director of Green Arrow namely Neil Spellman, is a director and CFO of the Company. Previously, Bedo Kalpakian and Fred Tejada were directors of Green Arrow.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

The fair values of cash, accounts payable and accrued liabilities and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Inputs for assets or liabilities that are not based on observable market data.

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The Company’s cash, accounts payable and due to related parties are considered Level 1, convertible debentures and investments are considered Level 2 and Level 3, respectively, of the fair value hierarchy.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At June 30, 2017, the Company had cheques issued in excess of funds on deposit of $194 (December 31, 2016 – cash in the amount of $1,312) available to apply against short-term business requirements and current liabilities of $1,278,918 (December 31, 2016 - $1,170,027). All of the current liabilities, except for convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

(d)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at June 30, 2017, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Condensed Unaudited Interim Financial Statements for the six months ended June 30, 2017 and 2016.

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Capital Stock

Authorized share capital:	Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at August 2, 2017	2,067,724	Nil	N/A	N/A
Warrants as at August 2, 2017	1,000,000	Nil	Cdn $0.135	January 4, 2021
Agent’s Warrants as at August 2, 2017	3,333	Nil	Cdn $1.50	July 23, 2018
Fully Diluted as at August 2, 2017	3,071,057	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit. However, there are no assurances whatsoever that Management’s efforts shall succeed.

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